As filed with the Securities and Exchange Commission on  December 13, 2017. Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

LEXINFINTECH HOLDINGS LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3740 4700	Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares representing Class A ordinary shares of LexinFintech Holdings Ltd.	500,000,000 American Depositary Shares	$5.00	$25,000,000	$3,112.50
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.
(2)	Pursuant to Rule 457(k) under the Securities Act of 1933, the registration fee is based on the maximum aggregate amount of fees or charges to be imposed in connection with the issuance of the American Depositary Shares being registered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this registration statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of ____________, 2017 among LexinFintech Holdings Ltd., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Form of letter from The Bank of New York Mellon to LexinFintech Holdings Ltd. Relating to pre-release activities. – Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 13, 2017.

Legal entity created by the agreement for the issuance of depositary shares representing Class A ordinary shares of LexinFintech Holdings Ltd..

By:	The Bank of New York Mellon
As Depositary

By:	/s/ Lance C. Miller
Name:	Lance C. Miller
Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, LexinFintech Holdings Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Shenzhen, China, on December 13, 2017.

LexinFintech Holdings Ltd.

By:	/s/ Jay Wenjie Xiao
Name:	Jay Wenjie Xiao
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Jay Wenjie Xiao and Jared Yi Wu, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on December 13, 2017.

/s/ Jay Wenjie Xiao	Chief Executive Officer and Director
Jay Wenjie Xiao	(Principal Executive Officer)

/s/ Keyi Chen	Director
Keyi Chen

/s/ Yibo Shao	Director
Yibo Shao

/s/ Jared Yi Wu	Director
Jared Yi Wu

/s/ Craig Yan Zeng	Chief Financial Officer
Craig Yan Zeng	(Principal Financial and Accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of LexinFintech Holdings Ltd. has signed this registration statement or amendment thereto in New York on December 13, 2017

Authorized U.S. Representative

Law Debenture Corporate Services Inc.

By:	/s/ Giselle Manon
Name:	Giselle Manon
Title:	Service of Process Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement dated as of __________, 2017 among LexinFintech Holdings Ltd., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2	Form of letter from The Bank of New York Mellon to LexinFintech Holdings Ltd. Relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.